

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3010   March 9, 2010

Edward L. Carey, Co-President and Director
Clarion Property Trust, Inc.
230 Park Avenue
New York, NY 10169

> **Re: Clarion Property Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed February 8, 2010**
> **File No. 333-164777**

Dear Mr. Carey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions.

4. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

5. We note that you are registering $2,250,000,000 worth of shares of your common stock. Please confirm to us that you reasonably expect to offer and sell this amount in the next two years. Refer to Rule 415(a)(2).

6. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note on pages 1 and 2, without limitation, the following examples:

    -   "Institutional investors like pension funds and endowments have embraced real estate as a major asset class for purposes of asset allocations within their investment portfolios."

    -   "Survey data reported by The Pension Real Estate Association, or PREA, indicates investment in real estate by pension plans has been on the increase since 2000, with some of the largest pension plans in the U.S. targeting a real estate allocation of 8% to 10% of their overall investment portfolios."

- "In all, according to a report published in 2008 by the National Association of Real Estate Investment Trusts, or NAREIT, an estimated 70% of U.S. public sector pension plans and 40% of corporate sector pension plans own real estate investments."

- "Most listed REITs focus on selected property types or geographic markets, which means that in order to allocate part of your investments to a well diversified real property portfolio by owning shares of listed REITs, you would need to own shares of several listed REITs with attendant transaction costs and effort, whereas our investment strategy allows stockholders to obtain an allocation to a well-diversified portfolio of various property types in different geographic markets, in addition to complementary real estate related assets, by owning our shares."

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

Registration Statement Cover Page

7.   We note that you omitted the information regarding Rule 415 on the cover page. Please revise your cover page to indicate that you are relying upon Rule 415.

Cover Page

8.   Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision. Some of the details of the offering may be more appropriate for the prospectus summary or the body of the prospectus.

9.   Please revise the last summary risk factor to clarify that you may also use proceeds from the offering to pay distributions. Please make similar revisions to risk factor on page 11.

Questions and Answers about this Offering, page 1

10.   Your Q&A section and the Summary provide detailed information that is more appropriate for the body of the prospectus. Please limit these sections to information that is key to an investment decision and relocate the more detailed information to other parts of the prospectus.

Summary Risk Factors, page 10

11.   Please revise your disclosure in the third risk factor to clarify, if true, that these substantial fees may be more than what you would pay to a third party. Please make similar revisions on page 73.

Fees and Expenses, page 14

12.   Please revise to provide an estimate of the dealer manager fees and distribution fees, assuming that you sell the full offering amount and that your NAV per share remains at $10.

13.   Please revise your disclosure to briefly explain the purpose of the dealer manager fee and describe the services provided by the dealer manager.

14.   On page 15, under "Acquisition Expense," please revise disclose the maximum amount of the fee if $2,250,000,000 of shares are sold based on your estimate of costs being 0.5%. In addition, please include the amount that reflects the maximum payable assuming that you utilize maximum leverage of 300% of your net assets. Refer to Item 4.B of Industry Guide 5. Provide similar revisions to your disclosure on page 69.

Our Structure, page 17

15.   We note that ING Clarion Partners LLC is listed as your sponsor on the chart on page 17. Please revise to provide additional disclosure regarding your sponsor and indicate the natural persons that control the sponsor, as appropriate.

Risk Factors, page 20

There is no public trading market for shares … page 20

16.   Please expand this risk factor to disclose that you may redeem an investor's shares if his or her account falls below $2,000 even in the event that the failure to meet the minimum balance is caused solely by a decline in your net asset value. Further, please clarify, if true that, if this occurs during the initial 365 day holding period, the account holder will receive 2% less than the NAV per share due to the trading discount.

General Risks Related to Investments in Real Estate, page 31

17.   Please add a risk factor to discuss the particular risks currently associated with rising vacancy rates for commercial property, particularly in large metropolitan areas.

Investment Objectives and Strategy, page 45

Investment Management Capabilities: The Clarion Partners Platform, page 45

18. We note your disclosure that your advisor will rely on the Clarion Partners Investment Committee in making evaluating investment opportunities. Please provide the disclosure required by Item 401(c) of Regulation S-K for the eight individuals on this committee or tell us why you believe this disclosure is not required.

19. Please provide disclosure regarding the years of experience for senior executives of Clarion Partners and each member of the committee on an individualized basis rather than an aggregated basis or remove this disclosure. Without limitation, we note the disclosure on pages 3, 45 and 46.

Management, page 57

Directors and Executive Officers, page 58

20. For each named executive officer or director, please ensure that you provide the month and year each individual's employment started and ended with each entity referenced. If an officer or director assumed a different position during their tenure with a particular entity, please provide this date as well. Please revise your disclosure to provide all information required by Item 401 of Regulation S-K. Additionally, please revise the disclosure regarding Mr. Carey to disclose his experience from January 2006 through February 2007 and revise the disclosure regarding Mr. DuMond to disclose his experience from October 2007 through September 2008.

Conflicts of Interest, page 73

Interests in Other Real Estate Programs, page 73

21. Please revise your disclosure to specifically identify those affiliated programs and entities that directly compete with you and briefly explain how these affiliated programs and entities compete with you.

22. We note that your officers and non-independent directors also are officers of your advisor and other Clarion Partners affiliates. Please revise your disclosure to identify the other Clarion Partner affiliates and clarify whether these affiliates compete directly with you for investors and/or investment opportunities.

Valuation Conflicts, page 74

23.   Please tell us how the independent appraisers will be compensated and whether
        those fees create a conflict of interest with respect to valuations. Revise the
        disclosure as appropriate to describe all material conflicts of interest.

Allocation of Investment Opportunities, page 77

24.   Please disclose how many affiliated programs will be competing with you for
        investment opportunities and clarify how your status as a new program will
        impact your allocation, if at all. In addition, please clarify how many and identify
        which other programs and entities are (i) still purchasing properties and (ii) may
        directly compete with you for investment opportunities.

Prior Performance, page 78

25.   We note you have omitted disclosure regarding the separate accounts. Please tell
        us why you believe this disclosure is not required. Please refer to Item 8.1 of
        Industry Guide 5 which requires disclosure of the sponsor's experience in the last
        ten years with all other programs, both public and nonpublic, that have invested
        primarily in real estate, regardless of the investment objectives of the programs.

26.   We note that you have only provided specific disclosure regarding two of your
        programs. Please explain why you have not included disclosure regarding your
        other seven programs.

Summary Information, page 80

27.   We note that the information provided both here in the narrative summary, and in
        the prior performance tables, is as of December 31, 2008. In your next
        amendment please update this information as of the date of your audited balance
        sheet, if available.

Three Year Summary of Acquisitions, page 82

28.   Please revise your disclosure under this heading to include discussion of property
        type in accordance with paragraph 8.A.4 of Industry Guide 5. Your disclosure
        under this heading should also reference the more detailed description of these
        acquisitions in Part II of your registration statement.

Edward L. Carey, Co-President and Director
Clarion Property Trust, Inc.
March 9, 2010
Page 7

Adverse Business Developments, page 83

29.   We note that you have provided disclosure regarding general adverse business
        developments. Please revise to specifically address adverse business
        developments experienced by each prior program that would be material to
        investors in this program. Please identify, specifically describe and quantify, as
        appropriate, those prior programs that have experienced reduced cash flows,
        reduced levels of dividends, breached loan-to-value covenants, obtained
        amendments to credit agreements to avoid potential covenant breaches or
        conveyed interests in property to lenders or forfeited forward commitments to
        purchase or develop particular investments. Please refer to Item 8.2 of Industry
        Guide 5.

Net Asset Value Calculation and Valuation Guidelines, page 84

30.   When determined, please disclose the names of the independent appraisers. Also,
        please tell us what consideration you have given to identifying the independent
        appraisers as experts and filing their consents as exhibits to the registration
        statement. Refer to Section 7(a) and Rule 436 of the Securities Act.

31.   We note that your advisor will compile the value of your operating partnership as
        directed by your valuation guidelines based upon information received from
        various sources, including third party pricing vendors and your independent third
        party appraisal firms. We further note that your advisor may utilize the assistance
        of third parties in the calculation of your NAV. Please revise to more specifically
        describe the roll of third party pricing vendors and the assistance to be provided
        by third parties in the calculation of your NAV.

32.   We note your disclosure on the top of page 85 that the daily NAV calculation will
        include the most recent appraisals of your properties. Please clarify, if true, that
        these appraisals will be dated as of the most recent quarter, except to the extent
        that your advisor has determined that a material change in value has taken place.

33.   We note your disclosure that at the end of each month, you will update your
        budgets and adjust your accruals. Please disclose whether this will be done on the
        same day each month. Please include risk factor disclosure regarding the
        volatility in NAV pricing for that day each month.

Description of Capital Stock, page 101

34.   Please clarify what constitutes "immediate notice."

35.   We note your disclosure that a person who attempts to receive shares must provide 15 days written notice. However, on page 110, you state that individuals seeking to obtain shares must provide 10 days notice. Please revise your disclosure to clarify whether an individual must provide 15 days notice or 10 days notice.

Distributions, page 105

36.   Please revise to disclose the potential impact on distributions resulting from redemption payments and fees and expenses payable to your advisor, particularly performance-based fees.

Federal Income Tax Considerations, page 114

37.   Please confirm that you will revise your disclosure, prior to effectiveness, to reflect that you have received the opinion of Alston & Bird LLP.

Appendix A: Prior Performance Tables, page A-1

Table I, page A-2

38.   Please note that the "Percentage Amount Raised" should be 100% even if it was less than the dollar amount offered. Please revise your disclosure under Lion Mexico Fund accordingly.

Appendix A: Prior Performance Tables

Table III, page A-4 and following

39.   Please revise this table to include all line items proscribed by Guide 5 (e.g. cash distributions to investors by type; and cash distributions to investors per $1,000 invested by source for both GAAP and cash basis).

Table IV, page A-9 and following

40.   Please revise this table to include all line items proscribed by Guide 5 (e.g. cash distributions to investors per $1,000 invested by source for both GAAP and cash basis).

Exhibits

41.   Please file all required exhibits as promptly as possible.

42.   Please tell us why you are filing the "Form of" various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

Exhibits 5.1 and 8.1

43.   Please confirm that you will file final, executed opinions prior to the effective date of the registration statement and that you will revise the exhibit index so that it no longer reflects "form of" the opinions.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest at (202) 551-3432 or Dan Gordon, Accounting Branch Chief at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Rosemarie A. Thurston, Esq. (*via facsimile*)